04003415

BB 3/11

CM 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NICOL INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EXECUTIVE PARK
(No. and Street)

GRANITE CITY (City) IL (State) 62040-0907 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAULA WHITE (618) 931-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET (Address) ALTON (City) IL (State) 62002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAULA WHITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NICOL INVESTORS CORPORATION, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JACQUELYN McKIERNAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/3/2007

Paula White
Signature

SECRETARY/TREASURER
Title

Jacquelyn McKiernan
Notary Public 2-27-04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION

REPORTS AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2003

NICOL INVESTORS CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2003

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Krueger, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129 BA
U.S. Highway 267 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Nicol Investors Corporation
Granite City, Illinois

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (an S Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicol Investors Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.
February 4, 2004

Scheffel & Company P.C.

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Krueger, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

Scheffel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129 BA
U.S. Highway 267 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Nicol Investors Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scheffel & Company, P.C.
February 4, 2004

Scheffel & Company P.C.

EXHIBIT "A"

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$ 33,813
Commissions Receivable	25,810
Prepaid Expenses and Other Assets	3,743
Total Assets	$ 63,366

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions Payable	$ 39,745
Dues Collected in Advance	$ 7,260
Payroll Taxes Payable	265
Related Party Payable	100
Total Liabilities	$ 47,370
Stockholders' Equity:	
Common Stock, $1 Par Value, Authorized 100,000 Shares, 11,000 Shares Issued and Outstanding	$ 11,000
Additional Paid-In Capital	11,000
Retained Earnings (Deficit)	(6,004)
Total Stockholders' Equity	$ 15,996
Total Liabilities and Stockholders' Equity	$ 63,366

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

NICOL INVESTORS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions and Trails Revenue	$ 262,700
EXPENSES:	
Commissions	$ 235,558
Salaries and Wages	5,000
Payroll Tax Expense	578
Occupancy and Equipment Rental	6,000
Advertising and Seminars	2,545
Insurance	1,345
License and Fees	3,829
Professional Fees	1,188
Travel and Entertainment	1,933
Repairs and Maintenance	276
Supplies	1,365
Subscriptions	780
Other Operating Expenses	852
Total Expenses	$ 261,249
NET INCOME	$ 1,451

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balances at December 31, 2002	10,000	$ 10,000	$ 10,000	$ (7,455)	$ 12,545
Purchase of Common Stock	1,000	1,000	1,000		2,000
Net Income				1,451	1,451
Balances at December 31, 2003	11,000	$ 11,000	$ 11,000	$ (6,004)	$ 15,996

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Income	$ 1,451
(Increase) Decrease in Operating Assets:	
Commissions Receivable	(25,810)
Prepaid Expenses and Other Assets	(3,436)
Increase (Decrease) in Operating Liabilities:	
Commissions Payable	39,745
Dues Collected in Advance	7,260
Accounts Payable	(1,209)
Payroll Taxes Payable	265
Net Cash From Operating Activities	$ 18,266
Cash Flows from Financing Activities:	
Common Stock Purchases	$ 2,000
Net Increase in Cash and Cash Equivalents	$ 20,266
Cash and Cash Equivalents	
Beginning of Year	13,547
End of Year	$ 33,813

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States.

The Company offers mutual funds and variable contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

Dues Collected in Advance

Dues collected in advance represents monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees to be paid in 2004.

Securities Transactions and Commissions

Customer security transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade date basis.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of taxable income.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $12,253 which was $7,253 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.87 to 1.

NOTE 5. SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

NOTE 6. LEASE COMMITMENTS

The Company entered into a lease with a majority stockholder for office space and equipment rental for a term of one year beginning January 1, 2003. The Company expensed $6,000 related to this lease during 2003. The lease was automatically renewed for an additional period of one year for monthly payments of $1,000.

NOTE 7. RELATED PARTY

The Company had the following related party transactions during 2003:

Commissions Expense	$154,858
Occupancy and Equipment Rental Expense	6,000
Professional Fees Expense	300

SCHEDULE "I"

NICOL INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total Stockholders' Equity (From Statement of Financial Condition)	$ 15,996
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Other Assets	3,743
Total Net Capital	$ 12,253
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition	
Commissions Payable	$ 39,745
Dues Collected in Advance	$ 7,260
Payroll Taxes Payable	265
Related Party Payable	100
Total Aggregated Indebtedness	$ 47,370
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 7,253
Excess Net Capital at 1000%	$ 7,516
Ratio: Aggregate Indebtedness to Net Capital	3.87 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA AMENDED FOCUS report filing as of December 31, 2003.